Exhibit 99.1

Cash Store Financial comments on Service Alberta Compliance Order

EDMONTON, May 19 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial") (TSX:CSF & NYSE:CSFS) commented today on Service Alberta's Compliance Order.

On May 10, 2011, the Government of Alberta issued an Order directing Cash Store Financial to cease certain practices. The Government of Alberta has stated that the Order is based on allegations that unfair lending activities have been practiced by Cash Store Financial.

Of particular concern to Cash Store Financial are reported allegations that the Company has required customers to purchase ancillary services, such as a pre-paid cash card, as a condition for receiving a loan.  This is not Company policy but is the major issue identified in the Order.  Company policy is to provide customers with the ability to immediately receive proceeds of their loan by way of cheque.  Customers can and do receive loan proceeds, in branch, immediately upon request.   The receipt by a customer of a loan offered or arranged by Cash Store is not contingent upon the purchase of any other good or service, including cash cards.

Cash Store Financial is surprised by the issuance of this Order, as it has had no prior notice that there were unresolved customer issues with Service Alberta or that an Order was being contemplated. We have maintained an open dialogue with Service Alberta. We have responded to consumer complaints brought to our attention by Service Alberta and have resolved complaints brought to our attention.  We are unaware of any outstanding complaints at this time.

Cash Store Financial has been a leader in consumer protection. We were one of the first companies in Canada to eliminate rollovers on a voluntary basis and we have been actively involved in encouraging all provincial governments to implement effective measures to protect consumers.  It has been our objective to be compliant with provincial regulations and we have maintained a transparent and cooperative dialogue with provincial regulators.

We are always concerned about allegations of improper sales practices by customer service representatives employed by our Company. We will vigorously investigate the allegations referenced in the Service Alberta Order, immediately upon receipt of the evidence on which those allegations are based.  To the extent that the allegations are not supportable, Cash Store will take all necessary steps to dispute the findings and the Order.

Directives included in the Order are as follows:

The Cash Store Financial Services Inc. individually or through any employee, representative, agent or associate, must immediately stop charging, requiring or accepting fees that exceed 23% of the principal amount of the payday loan.

The Cash Store Financial Services Inc. individually or through any employee, representative, agent or associate, must immediately stop engaging in tied selling by requiring consumers to purchase cash cards as a condition of receiving the payday loan.

The Cash Store Financial Services Inc. individually or through any employee, representative, agent or associate, must immediately offer consumers a means to immediately access the payday loan funds that does not have an associated cost that would result in the fees exceeding 23% of the principal amount of the payday loan.

The Cash Store Financial Services Inc. individually or through any employee, representative, agent or associate, must immediately allow consumers to cancel a payday loan and all required fees associated with the payday loan.

The Cash Store Financial Services Inc. individually or through any employee, representative, agent or associate, must immediately comply with the legislation and payout the balance on a cash card when the regulatory requirements for such payouts has been met.

Cash Store Financial

Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada publicly traded on the Toronto Stock Exchange (TSX: CSF). The Company also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates more than 573 branches across Canada under the banners: Cash Store Financial and Instaloans. Cash Store Financial also operates six branches in the UK.

The Cash Store Financial and Instaloans act as brokers to facilitate short-term advances and provide other financial services including bank accounts to income-earning consumers who may not be able to obtain them from traditional banks.

Cash Store Financial employs approximately 2,300 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store." Cash Store Financial does not do business under the name "Cash Store" in the United States and does not provide any consumer lending services in the United States.

This News Release contains "forward-looking information" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases. Forward looking information contains statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this News Release contains forward-looking statements in connection with the Cash Store Financial's goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form ("AIF") dated November 24, 2010 under the heading "Risk Factors". All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

%CIK: 0001490658

For further information:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118; or, Nancy Bland, Chief Financial Officer, (780) 732-5683

CO: The Cash Store Financial Services Inc.

CNW 12:53e 19-MAY-11